11018725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65562

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shin Han Global Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Blvd., Suite 400
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kim — 213-380-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shin Han Global Securities, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SAMANTHA KANG
Commission # 1872506
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2013

Samantha Kang
SAMANTHA KANG
Notary Public

Signature

president & CEO
Title

STATE OF CALIFORNIA COUNTY OF LOS ANGELES
Subscribed and sworn to (or affirmed) before me on Feb 22 2011
By ERIC KIM
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Samantha Kang
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

SHIN HAN GLOBAL SECURITIES

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shin Han Global Securities

I have audited the accompanying statement of financial condition of Shin Han Global Securities (the Company) as of December 31, 2010 and related statements of income (loss), changes in financial condition, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2010 and the results of its income (loss), changes in financial condition and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 25, 2011

SHIN HAN GLOBAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 111,019
Receivables from clearing broker	109,304
Deposit with clearing broker	91,905
Investment	50,000
Property and equipment net	5,240
Broker advances	2,000
Deposits	14,504
Other assets	2,800
Total Assets	$ 386,772

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 123,244
Total Liabilities	123,244
Commitments and contingencies	
Shareholders' Equity	
Common stock - (no par value, 10,000,000 shares Authorized; 6,449,440 shares issued and outstanding)	1,323,353
Accumulated deficit	(1,059,825)
Total Stockholder's Equity	263,528
Total Liabilities and Stockholder's Equity	$ 386,772

See Accompanying Notes to Financial Statements

SHIN HAN GLOBAL SECURITIES
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions	$ 1,195,569
Interest income	85
Other income	2,621
Total revenues	1,198,275
Expenses	
Employee compensation and benefits	273,835
Commissions and floor brokerage	714,115
Communications	14,081
Rent and parking	76,920
Clearing expense	92,439
Professional fees	71,330
Dues	22,104
Loss from litigation	95,000
Depreciation	5,116
FINRA and member fees	6,864
Taxes & licenses	28,066
Other operating expenses	35,295
Total expenses	1,435,165
Net income (loss) before income tax provision	(236,890)
Income Tax Provision	
Federal	--
State	800
Net income (loss)	$(237,690)

See Accompanying Notes to Financial Statements

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Accumulated (Deficit)	Total
Balance, December 31, 2009	$1,149,992	$(822,135)	$ 327,857
Common stock	173,361		173,361
Net (Loss)		(237,690)	(237,690)
Balance, December 31, 2010	$1,323,353	$(1,059,825)	$ 263,528

See Accompanying Notes to Financial Statements

SHIN HAN GLOBAL SECURITIES
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net (Loss)	$(237,690)
Adjustments to reconcile net income to net	
Cash provided by (used in) operating activities:	
Depreciation expense	5,116
(Increase) decrease in assets:	
Receivables from clearing broker	(26,293)
Deposit with clearing broker	9,916
Receivable from others	24,250
Investment	(50,000)
Broker advances	20,222
Other assets	(179)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	67,634
Net cash provided by (used in) operating activities	(187,024)
Net cash provided by (used in) investing activities	0
Net cash provided by (used in) financing activities	
Additional contributions	173,361
Net increase (decrease) in cash	(13,663)
Cash: Beginning of the Year	124,682
Cash: End of the Year	$ 111,019

Supplemental Cash Flow Information

Case paid during the year for:	
Cash paid for interest	$ 0
Cash paid for Income taxes	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shin Han Global Securities ("the Company") incorporated in the State of California on June 26, 2002 under the name CHK Global Securities. On March 23, 2006 the Company changed its legal name to Shin Han Global Securities. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC).

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the retail sale of corporate equity and debt securities, mutual fund shares, and U.S. Government securities. The Company also sells insurance products including variable life insurance and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from the clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on a settlement date basis with Penson Financial Services and on a trade-date basis with Wedbush Morgan Securities. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis. However there is no material difference between trade date and settlement date for the Company.

Summary of Significant Accounting Policies (continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity.

NOTE 2 – RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2010, the receivables from clearing organizations of $109,304 are pursuant to these clearance agreements.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATIONS

The Company has brokerage agreements with several clearing brokers ("Brokers") to carry its account and the accounts of its clients as customers of these Brokers. These Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to these Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2010 was $91,905.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer Equipment	$16,765	5
Office Equipment	15,791	7
Furniture and Fixtures	17,385	7
	49,941	
Less: accumulated depreciation	44,701	
Property and equipment, net	5,240	

Depreciation expense for the year ended December 31, 2010 was $5,116.

NOTE 5 – INCOME TAXES

The provision for income tax expense (benefit) comprises the following:

	Current
Federal	$ --
State	800
Total income tax expense (benefit)	$ 800

For the year ended December 31, 2010 the Company recorded the minimum California Franchise Tax of $800.

NOTE 5 – INCOME TAXES (continued)

The Company has available at December 31, 2010, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $157,000
that expires as follows:

Amount of unused operating Loss carry-forwards	Expiration during year ended December 31,
$ 5,812	2022
132,700	2023
183,323	2024
377,555	2025
94,399	2026
2,036	2028
57,147	2029
195,000	2030
$1,047,972	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On December 30, 2004 the Company entered into a lease agreement for office space under a non-cancellable lease which commenced April 1, 2010 and expires March of 2012. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Current year occupancy expense consists of $68,047 in rent expense.

At December 31, 2010, the minimum annual payments are as follows:

Year Ending December 31,	
2011	$65,268
2012	16,317

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards (SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net Capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $238,440 which was $230,187 in excess of its required net capital of $5,000; and the Company's The Company's percentage of aggregate indebtedness to net capital was 52%.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through January 25, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

SHIN HAN GLOBAL SECURITIES
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2010

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 263,528
Nonallowable assets - page	24,544
Net Capital	$ 238,984
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 8,216
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 8,216
Excess Capital	$ 230,768
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 226,660
Computation of Aggregate Indebtedness	
Total liabilities	$123,244
Percentage of aggregate indebtedness to net capital	52%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital unaudited	$ 239,771
Unrecorded liabilities	(787)
Net capital audited	$ 238,984

See Accompanying Notes to Financial Statements

SHIN HAN GLOBAL SECURITIES
NON ALLOWABLE ASSETS
AS OF DECEMBER 31, 2010

NON ALLOWABLE ASSETS

Property and equipment	$ 5,240
Broker advances	2,000
Deposits	14,504
Other assets	2,800
Total non allowable assets	$24,544

SHIN HAN GLOBAL SECURITIES
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Shin Han Global Securities qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SHIN HAN GLOBAL SECURITIES
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Shin Han Global Securities

In planning and performing my audit of the financial statements of Shin Han Global Securities (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Shin Han Global Securities

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 25, 2011

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Shin Han Global Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Shin Han Global Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Shin Han Global Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Shin Han Global Securities' management is responsible for the Shin Han Global Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 29, 2010 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Shin Han Global Securities

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 25, 2011